Exhibit 99.1

SuperX AI Technology Limited Appoints Enterprise Technology Veteran Dr. Chenhong Huang as Chairman and CEO to Lead Global AI Infrastructure Expansion

Dr. Huang’s Three Decades of Multinational Executive Leadership Experience at SAP, Dell, and Schneider Electric Positions Him to Accelerate SuperX’s Modular AI Factory and Full-Stack Infrastructure Strategy

SINGAPORE – November 17, 2025 – SuperX AI Technology Limited (Nasdaq: SUPX) (“SuperX” or “the Company”), a full-stack AI infrastructure solutions provider, today announced the appointment of Dr. Chenhong Huang as Chairman of the Board, Executive Director, and Chief Executive Officer of the Company, effective December 1, 2025.

As global demand for AI computing continues to rise, enterprises are increasingly seeking integrated and energy-efficient infrastructure solutions. This appointment comes at an important stage in SuperX’s development as the Company continues to advance its global expansion efforts. The Board believes that experienced leadership will support the Company’s ability to execute its strategic priorities. This strategic appointment marks a pivotal step in SuperX’s journey to becoming a global leader in AI infrastructure as Dr. Huang brings with him decades of executive leadership experience to the company. The appointment is expected to significantly enhance the Company’s executive management and corporate governance. It is designed to leverage Dr. Huang’s exceptional leadership and profound industry experience to accelerate the company’s modular AI factory and full-stack infrastructure strategy.

This move follows the recent appointment of Frank Han as Executive Director and Roy Rong as Independent Director on November 11, 2025. Frank Han was a Senior Principal at The Blackstone Group, and he also had prior experience with The Carlyle Group in the U.S. Buyout Group, Goldman Sachs’ Asia Special Situations Group and McKinsey & Company. Roy Rong currently serves as the Finance BP Head for TikTok and Global Functions. He also served as an independent director and audit committee chair for Mogu inc. (NYSE: MOGU) and Cheche Group Inc. (NASDAQ: CCG), as well as chief financial officer and financial management positions at Yixia Technology Co., Ltd., Quixey Inc., UC Web, and Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC), Google, Solectron and Sibel Systems.

Dr. Chenhong Huang: A seasoned Leader to Helm SuperX’s New Chapter in AI Infrastructure

Dr. Chenhong Huang is an experienced enterprise technology leader with an illustrious three-decade career of successfully leading and scaling multinational business operations. His appointment is a forward-looking decision by SuperX to enhance strategic execution and global expansion, and it deeply aligns with SuperX’s mission to build end-to-end AI infrastructure.

●	Exceptional Expertise in Scaling Complex Technology Operations: Dr. Huang has served as Global Executive Vice President and President of Greater China at SAP, as well as Chairman and President of Greater China at Dell, successfully managing and scaling some of the world’s most complex enterprise technology businesses. This experience provides him with a deep understanding of how to build and manage highly sophisticated operational systems at a global scale. SuperX is committed to building a global “AI Factory” blueprint—an unprecedented challenge that is the perfect arena for Dr. Huang’s extensive experience in scaled operations and executive leadership. He will be involved in deploying the Company’s AI infrastructure solutions efficiently and methodically worldwide, with the aim of bringing predictable scale and growth returns to the company.

●	Profound Expertise in Data Center Infrastructure and Power Solutions: During his tenure as President, Greater China, at APC in Schneider Electric, Dr. Huang accumulated critical practical experience and professional knowledge in data center power and cooling infrastructure. This is of paramount importance to SuperX, as the cornerstone of high-performance AI is stable, efficient infrastructure—particularly its proprietary liquid cooling solutions. Dr. Huang’s professional background will aid SuperX in optimizing its core technologies, ensuring the delivery of green, cost-effective compute power to its clients.

●	Solid Foundation in Core Networking and Technology Capabilities: Dr. Huang’s early career at Tellabs and Nortel Networks provided him with a strong technical foundation and management experience in networking. This provides him a solid base for him to lead SuperX, a company rooted in a “hardware + software + service” full-stack model, ensuring the company maintains its edge in technology innovation and integration.

“I am extremely honored to lead SuperX in this golden age of AI,” said Dr. Chenhong Huang. “Market demand is rapidly shifting from single components to integrated, end-to-end, rapidly deployable large-scale solutions—what we define as the ‘AI Factory.’ SuperX possesses a clear strategic vision and a truly disruptive technology stack. My first priority is to focus on operational execution, accelerate the global deployment of our full-stack AI infrastructure, build SuperX into a global leader in the AI infrastructure field, and create long-term sustainable value for our shareholders.”

Biography of Dr. Chenhong Huang

Dr. Chenhong Huang is a seasoned technology executive with more than 30 years of leadership experience across global enterprise software, cloud, and IT infrastructure companies. Since April 2025, he has served as a Board Member of Yonyou, a leading Chinese enterprise software company, where he previously served as President from January to March 2025. Prior to that, Dr. Huang was Global Executive Vice President and President of SAP Greater China from August 2021 to December 2024, where he oversaw significant cloud revenue growth.. From October 2014 to August 2021, he served as Chairman and President of Dell Greater China, where he guided the expansion of Dell’s business in the region and led the integration of EMC following its acquisition. Earlier in his career, Dr. Huang held senior leadership positions with APC by Schneider Electric, Tellabs Corporation, and Nortel Corporation, including President of APC Greater China, Chairman of Zhuhai Uniflair, President of Tellabs China, and President of Carrier Sales for Nortel China. Dr. Huang holds a Ph.D. in Electrical Engineering from Texas A&M University, an M.S. in Electrical Engineering from Fudan University, and a B.S. in Physics from Fudan University. Dr. Huang is a U.S. citizen.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

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Investor Relation: ir@superx.sg

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